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UNITED STATES	OMB Number:	3235-0145
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Scientific Industries, Inc.

(Name of Issuer)

Common Stock, $0.05 par value per share

(Title of Class Securities)

808757108

(CUSIP Number)

Farrell Fritz, P.C.

1320 RXR Plaza
Uniondale, New York 11556

(516) 227-0633

Attn: Alon Y. Kapen, Esq.

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 30, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

[Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.]

[* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.]

[The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).]

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	808757108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Lowell A. Kleiman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)

(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of		7.	Sole Voting Power 110.600
Shares Bene-
ficially by		8.	Shared Voting Power 11,891
Owned by Each
Reporting		9.	Sole Dispositive Power 110,600
Person With
		10.	Shared Dispositive Power 11,891
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 122,581
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)
13.	Percent of Class Represented by Amount in Row (11) 8.3%

14.	Type of Reporting Person (See Instructions)
IN

Item 1.	Security and Issuer

This Amendment No. 4 ("Amendment No. 4") amends and supplements the statements on Schedule 13D filed with the Securities and Exchange Commission on September 16, 1992 (the "Original Schedule 13D"), as amended on October 17, 2002, October 22, 2002 and October 30, 2002 (collectively with the Original Schedule 13D and this Amendment No. 4, the "Schedule 13D") with respect to the common stock, par value $0.05 per share (the “Common Stock”), of Scientific Industries, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Original Schedule 13D. Only those items that are reported herein are amended, and only to the extent amended herein; all other items, including previously filed exhibits, remain unchanged and are incorporated by reference herein.

Item 2.	Identity and Background

(a) This Schedule 13D is filed by Lowell A. Kleiman (the "Reporting Person").

(b) The business address for the Reporting Person c/o Farrell Fritz, P.C., 1320 RXR Plaza, Uniondale, New York 11556.

(c) The Reporting Person is currently a private investor.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations of similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and is not subject to any judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 4.	Purpose of Transaction

Since the filing of the Original Schedule 13D, the Reporting Person has sold 17,000 shares of Common Stock in the ordinary course of his investment activities and not with any purpose of, or with the effect of, changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.  All of the information set forth in the responses Item 4 of the Original Schedule 13D otherwise remains in full force and effect and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

(a)     The Reporting Person owns beneficially in the aggregate 122,581 shares of Common Stock, constituting 8.3% of the shares outstanding based on 1,479,112 shares of Common Stock outstanding as of November 28, 2014.

(b)     The Reporting Person has sole power to vote and to dispose of the 110,600 shares of Common Stock owned by him.

(c)     The Reporting Person has shared power to vote and to dispose of the 11,891 shares of Common Stock owned by him and his wife, Priscilla H. Kleiman, as joint tenants with the right of survivorship.

(i)	The business address for Priscilla H. Kleiman is c/o Farrell Fritz, P.C., 1320 RXR Plaza, Uniondale, New York 11556.
(ii)	Priscilla H. Kleiman is currently a private investor.
(iii)	During the past five years, Priscilla H. Kleiman has not been convicted in a criminal proceeding (excluding traffic violations of similar misdemeanors).
(iv)

During the past five years, the Priscilla H. Kleiman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and is not subject to any judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(v)	Priscilla H. Kleiman is a citizen of the United States of America.

(d)     Schedule A annexed hereto lists all transactions in the Securities by the Reporting Person since November 7, 2014.  All of such sales were effected in the open market.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 7, 2014
Date

/s/ Lowell A. Kleiman
Signature

Lowell A. Kleiman
Name

SCHEDULE A

Transactions in the Shares by the Reporting Person since November 7, 2014:

Shares Sold	Price Per Share ($)	Date of Sale
10,000	$3.106	11/7/2014
500	$3.200	11/13/2014
1,500	$3.137	11/14/2014
1,000	$3.022	11/17/2014
1,000	$3.100	11/17/2014
3,000	$3.000	12/30/2014